December 15, 2022
VIA EDGAR
Mr. Eranga Dias
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Acceleration Request
Ascent Industries Co.
Registration Statement on Form S-3 (Registration No. 333-268780)
Dear Mr. Dias:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Ascent Industries Co. respectfully requests that you take such action as may be necessary to cause the referenced Registration Statement on Form S-3 to become effective at 9:00 a.m., Eastern Time, on December 21, 2022, or as soon thereafter as practicable.
Please contact the undersigned at (630) 884-9181 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

Ascent Industries Co.

By:	/s/ Douglas Tackett
Name:	Douglas Tackett
Title:	General Counsel